

Mail Stop 3233

November 2, 2017

Via E-mail
Fred Boehler
President and Chief Executive Officer
10 Glenlake Parkway
South Tower, Suite 600
Atlanta, Georgia 30328

      Re: **Americold Realty Trust**
             Amendment No. 1 to
             Draft Registration Statement on Form S-11
             Submitted October 12, 2017
             CIK No. 0001455863

Dear Mr. Boehler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Distribution Policy, page 85

1. We note your response to comment 7. Since you state that you never received a cash distribution from your China JV and you do not rely on any China JV cash distribution in determining your own cash flow available for distribution, please tell us why it is appropriate to include any amounts associated with your China JV (e.g. income (loss) from joint venture, real estate and non-real estate depreciation, and impairments).

2. We note your response to comment 8. Please tell us whether your adjustment for the loss on idled sites would increase or decrease your cash available for distribution.

3. We note your justification for the exclusion of strategic alternative costs from your cash available for distribution. Please be aware that we may have additional comments once the amount of the adjustment is disclosed.

4. We note the additional information provided regarding your adjustment for severance costs. Given that there were a number of initiatives over the last years it does not appear that these costs are unusual. Please provide additional information justifying their exclusion or remove the adjustments from your calculation.

5. We note your response to comment 11 and the representation that management expects customers under fixed storage commitments contracts would revert to month-to-month relationship. Please provide management's support for this representation including the historical rate at which fixed storage commitments are either renewed or converted to month-to-month relationships. For those instances, where the agreements were converted to month-to-month relationships, please provide support that the cash flows under each type of arrangement did not fluctuate materially. Please also address whether defined contracts without fixed storage commitments would also be expected to convert to a month-to-month relationship and provide support for your position.

6. We note management's representation that leased facilities would be converted and operated by the Company with the same or a comparable customer. Please provide support for management's representation including,

   a. historical renewal rates for these facilities;

   b. when not renewed, how often they are subsequently operated with the same customer,

   c. when not renewed and not operated with the same customer, how fast the customer is replaced and the amount of idle time experienced at the facility, and

   d. support that the cash flows prior to lease expiration was consistent with the cash flows subsequent to lease expiration.

7. We note your representation that the any principal amortization payments would be funded through refinancing or a draw on the new senior secured revolving credit facility. Please tell us and disclose within the filing, that management does not expect any cash outflows for debt service in the next twelve months.

Dilution, page 92

8. We note your response to comment 15. Please provide the beginning historical net tangible book value per share before the redemption of Series A preferred shares, the conversion of Series B preferred shares and the cashless exercise of warrants in the

dilution table when arriving at the net tangible book value (deficit) per share after their issuance.

Business and Properties, page 182

Average Physical Occupancy, page 216

9. We note your revised disclosure in response to comment 21. Please clarify how you determine the assumed rack space that is consistent with the characteristics of the relevant warehouse.

Nature of Our Customer Contracts, page 221

10. We note that the table on page 222 in response to comment 23 is limited to expirations for any leases and defined contracts featuring fixed storage commitments with your 50 largest customers. Please include a lease expiration schedule for your defined contracts on a portfolio basis or tell us why this is not material. We note your disclosure on page 206 that fixed storage commitment contracts with the 50 largest customers represented only 35.4% of total warehouse segment revenues.

11. We note your revised disclosure in response to comment 16 is limited to the average annual renewal rate for expiring defined contracts with fixed storage commitments with your 50 largest customers (by revenues) in your warehouse segment. Please consider providing disclosure on your historical renewal rates for each type of customer contract.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: C. Spencer Johnson, III
        King & Spalding LLP